Exhibit 10.1

February 28, 2011

Peter Tony Duckett
14833 Valley Vista Blvd
Sherman Oaks, CA 91403

Re: Offer of Employment

Dear Tony,

NTN Buzztime, Inc. (“Buzztime”) is pleased to offer you the position of EVP Sales, reporting to Michael Bush, Chief Executive Officer.  Your anticipated start date will be March 21, 2011.  This offer and your employment relationship will be subject to the terms and conditions of this letter.

Your initial salary will be $8,653.847 per pay period ($225,000 annualized), less applicable withholdings, paid bi-weekly in accordance with Buzztime’s normal payroll practices. This position is exempt therefore you will not receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek.

You will be eligible to participate in Buzztime’s Corporate Incentive Plan, which is designed to encourage and reward performance excellence pursuant to the terms of the plan. The target bonus for your position is 35% of your base salary, subject to Board approval for the 2011 plan.  Bonuses are typically paid on an annual basis no later than March 15th. Additionally, a one-time stretch bonus of $30,000 will be earned if subscription revenue for 2011 exceeds $27 million and another $30,000 stretch bonus will be earned for 2011 if subscription revenue exceeds $29 million for a total $60,000 stretch bonus potential.  If earned, payment will be made at the same time the Corporate Incentive Plan is paid subject to receiving the independent auditors report validating subscription revenue for 2011 but no later than March 15th, 2012.

In addition, subject to Buzztime’s Board of Directors’ approval, you will be granted incentive stock options to purchase 100,000 shares of Buzztime’s common stock in accordance with the NTN Buzztime, Inc. 2010 Employee Stock Option Plan (the “Plan”) and related option documents upon starting employment.  On or about your one-year anniversary, subject to your continuing employment and Buzztime’s Board of Directors approval, you will be granted incentive stock options to purchase 50,000 shares of Buzztime’s common stock in accordance with the NTN Buzztime, Inc. 2010 Employee Stock Option Plan (the “Plan”) and related option documents.  The above referenced, separate option grants will each vest over a period of four (4) years and expire at the end of ten (10) years in accordance with the terms of the Plan and Stock Option Agreement.

Upon the commencement of your employment the company shall reimburse you for your actual commuting costs from Sherman Oaks, California to the San Diego, California metropolitan area.  You will be reimbursed for actual and reasonable costs associated with your initial commuting costs as soon as reasonably practicable following the proper submission of expenses. The total amount of reimbursement for commuting expenses for the 12 month period following your start date will be the lesser of actual expenses or $25,000.   Portions or possibly all of the commuting payment may be subject to withholding taxes such as federal, state, and local income or other taxes as may be required pursuant to any applicable law or regulation.

Peter Tony Duckett

You will also be eligible for all benefits available to other full-time Buzztime employees, in accordance with Buzztime’s benefit plan documents.  Such benefits include participation in Buzztime’s medical, dental, vision, life and other group insurance programs on the first of the month following your hire date and participation in Buzztime’s 401(k) Program occurs on a quarterly enrollment date; 1/1, 4/1, 7/1 and 10/1. NTN reserves the right to change or eliminate these benefits on a prospective basis at any time.

Your employment with the Company is at-will.  However, you will be entitled to receive severance pay if you have a Qualifying Separation within twelve (12) months of your date of hire following a Change in Control (as defined below) that also occurs within twelve (12) months of your date of hire.  To receive the severance pay, you will have to sign and not revoke a severance agreement and general release. The exact amount of severance pay will equal your regular monthly salary times one-half (.5) of the number of two full months you have worked as of the time of the Qualifying Separation, less standard withholdings and authorized deductions and to a maximum of three (3) months.   For example, if Employee has worked four (4) months with the Company and the above conditions are met, he would receive one (1) month of his regular salary, less standard withholdings and deductions.

For purposes of this severance pay provision, “Qualifying Separation” means either an involuntary termination of your employment by the Company without Cause or your resignation from the Company for Good Reason.  “Cause” means a determination by the Chief Executive Officer that you have: (1) violated a company policy that causes a material detriment to the Company; (2) breached your duty of loyalty to the Company; (3) engaged in theft, abuse or misuse of the Company’s property; (4) engaged in gross performance deficiencies; (5) participated in any fraud or act of dishonesty against the Company; (6) or been indicted or convicted of any felony or crime involving dishonesty. “Good Reason” means either a material diminution in your job responsibilities, duties, and/or status from what existed immediately prior to the Change in Control.  “Change in control means the replacement of Buzztime's Chief Executive Officer with a new Chief Executive Officer for any reason, including an interim, temporary or permanent change.  The Change in Control is deemed to occur for purposes of this severance provision on the date that the new Chief Executive Officer starts his or her employment.  A Change in Control cannot occur during any period that the Chief Executive Officer is vacant.

Termination of your employment with Cause or your resignation for any other reason is not a Qualifying Separation.

The severance pay provision is only available for 12 months, which means that if you are employed after 12 months, you will no longer be entitled to severance pay due to a Change in Control or for any other reason.

If you accept our offer, your employment with Buzztime will be “at-will.”  This means your employment is not for any specific period of time and can be terminated by you at any time for any reason.  Likewise, Buzztime may terminate the employment relationship at any time, with or without cause or advance notice.  In addition, Buzztime reserves the right to modify your position, duties or reporting relationship to meet business needs and impose appropriate discipline.  Any change to the at-will employment relationship must be by a specific, written agreement signed by you and Buzztime’s Chief Executive Officer.

Peter Tony Duckett

This offer is contingent upon the following:

●	Signing Buzztime’s Ethics Policy (See enclosed);

●	Compliance with federal I-9 requirements (please bring suitable documentation with you on your first day of work verifying your identity and legal authorization to work in the United States);

●	Satisfactory completion of a background investigation to include criminal, credit, education verification, and reference checks; and

●	Negative drug/alcohol screen result. Please make arrangements to have your drug test within 24 hours of receipt of this letter. Details of how to do this are enclosed.

This letter, including the enclosed Ethics Policy, and the NTN Buzztime, Inc. 2010 Employee Stock Option Plan referenced above, constitutes the entire agreement between you and Buzztime relating to this subject matter and supersedes all prior or contemporaneous agreements, understandings, negotiations or representations, whether oral or written, express or implied, on this subject.  This letter may not be modified or amended except by a specific, written agreement signed by you and Buzztime’s Chief Executive Officer.

This offer will expire on March 7, 2011.  To indicate your acceptance of Buzztime’s offer on the terms and conditions set forth in this letter, please sign and date this letter in the space provided below and return it to Human Resources no later than March 7, 2011 by either mail, fax (760-707-1591) or scan sent to shannon.kehle@buzztime.com.

We hope your employment with Buzztime will prove mutually rewarding, and we look forward to having you join us.

Sincerely,

/s/ Michael Bush

Michael Bush
Chief Executive Officer

***

I have read this offer letter in its entirety and agree to the terms and conditions of employment.    I understand and agree that my employment with Buzztime is at-will, which means either you or Buzztime may terminate the employment relationship at any time with or without cause or advance notice.

Dated	March 2, 2011	/s/ TONY DUCKETT
Peter Tony Duckett